UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number: 811-22655

     (Check One): [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
           [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR [X] Form N-CSR

                       For Period Ended: April 30, 2015


                       [ ] Transition Report on Form 10-K

                       [ ] Transition Report on Form 20-F

                       [ ] Transition Report on Form 11-K

                       [ ] Transition Report on Form 10-Q

                       [ ] Transition Report on Form N-SAR

                For the Transition Period Ended: _______________


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                         PART I - REGISTRANT INFORMATION


            		      Two Roads Shared Trust
         ---------------------------------------------------------------
                            (Full Name of Registrant)


         ---------------------------------------------------------------
                           (Former Name if Applicable)

                            17605 Wright Street
         ---------------------------------------------------------------
                     (Address of Principal Executive Office)

                            Omaha, NE 68130
         ---------------------------------------------------------------
                           (City, State and Zip Code)

                       PART II - RULE 12b-25 (b) AND (c)

         If the subject report could not be filed out without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]     (a)       The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)       The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form
                  N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)       The accountant's statement or exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


 Westshore Real Return Income Fund (the Fund), a series of Two Roads
 Shared Trust, is unable to complete and transmit its Form N-SAR filing for the fiscal year ending April 30, 2015 within the prescribed time period because the finalization of the Funds consolidated financial statements and related audit are still in process because information relating to certain of the Fund's private investments have not yet been received. Pursuant to Rule 30e-1(e) under the 1940 Act, the Fund is concurrently requesting the Commission to extend the prescribed time period in which it is required to transmit its annual report to shareholders for a similiar period of time.



                           PART IV - OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification.

             James Colantino              631                  470-2603
         ---------------------     ---------------      ------------------
                (Name)               (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No



(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or in the portion thereof? [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



	  	    West Shore Real Return Income Fund
         ---------------------------------------------------------------
        	(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: July 9, 2015            /s/ James Colantino
                                   -------------------------
                                   Name: James Colantino
                                   Title: Treasurer